Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

 

Prism Fund

With a single investment, the Yieldstreet Prism Fund allows you the opportunity to access a fixed-income portfolio across multiple asset classes selected by Yieldstreet.

Distribution rate[1]	Fund termination date[2]	• $10k minimum investment
7%	**March 2024**	• Option for limited liquidity expected in June 2021[3]
		• No offers will be made to or accepted from investors residing in or located in NE or ND at this time[6]
	Investments will be accepted **here**	• Quarterly distributions may exceed the Fund's earnings, which may cause a portion of the Fund's distributions to be a return of the money originally invested[1]

How does the Fund work?

The Fund seeks to source and invest in cash-flow producing and asset-backed opportunities across multiple asset classes. The Fund's primary objective is to generate income for investors and, as a secondary objective, to achieve capital appreciation.

True to Yieldstreet's investor-first mentality, we strive to bring you innovative investment opportunities. The Yieldstreet Prism Fund is no different. Our team is thrilled to offer this Fund as a potential portfolio builder.

Investors who purchase shares of the Yieldstreet Prism Fund can anticipate receiving a quarterly distribution from the Fund, subject to the authorization of the Fund's Board of Directors (the "Board"). The Board has authorized the Fund's first two quarterly distributions. The per-share net asset value (NAV) of the Fund will be determined on at least a quarterly basis. Investors also have the opportunity to reinvest their cash distributions into the Fund by opting into the Fund's Distribution Reinvestment Plan (DRIP).

The Yieldstreet Prism Fund may permit limited investor liquidity that is typically not available in other Yieldstreet investment options. Beginning June 2021, and on a quarterly basis thereafter, the Fund may offer to repurchase a limited number of shares from investors, subject to approval by the Fund's board and to certain limitations as outlined in the Fund's prospectus.[3]

Deep dive into the Fund.



Fund Prospectus

To familiarize yourself with the details of the Yieldstreet Prism Fund, it is important that you review the Prospectus, which is available for download on this page.

Download Prospectus

Highlights

Your portfolio builder

With one investment, you have the opportunity to build a fixed-income portfolio, across a variety of asset classes, focused on income generation.

Exclusive access

True to our investor-first DNA, we strive to bring you innovative and exclusive investing opportunities. This Fund is the first time Yieldstreet investors are able to invest across multiple asset classes with a single allocation.

Quarterly distributions

Distributions are expected to be made quarterly, subject to the authorization of the Fund's board of directors.

Option for limited liquidity

Beginning June 2021, and on a quarterly basis thereafter, the Fund may offer to repurchase a limited number of shares from investors subject to approval by the Fund's Board and to certain limitations outlined in the Fund's prospectus.[3]

Distribution Reinvestment

Investors may opt in to automatically reinvest their cash distributions back into the Fund and may adjust this setting at any time in the settings in their Investments under View portfolio.

Transparent fee structure

No load or redemption fees. Management fees and expenses are only charged on invested assets. Leverage expenses are generated only when the Fund borrows money to increase the assets in which it invests.

Please note that the investment process for the Yieldstreet Prism Fund is different from that of other Yieldstreet offerings. There is a period of time between when an investor submits their requested allocation to the Fund and when funds are withdrawn from their Yieldstreet Wallet and invested in the Fund. For additional detail, see the "What to expect from your investment" section below.

Investment summary

Distribution rate: 7%

Distributions authorized by the board represent the quarterly payment investors may receive, subject to the discretion and authorization of the Fund's Board. As distributions may exceed the Fund's net earnings, distributions may be comprised of ordinary income, net capital gains, and/or a return of capital of your investment in the Fund.

Schedule

Cash distribution schedule	Quarterly
Fund termination date [2]	March 2024
Anticipated repurchase offers schedule [3]	Quarterly

Fee summary

Annual management fee [4]	1.0%
Maximum annual administrative expense [5]	0.5%
Est annual leverage expense [7]	0.25%
Total fees	1.75%

Structure

Tax document	1099-DIV
Fund structure	Closed-end fund

How will the Fund's assets be allocated?

The primary objective of the Yieldstreet Prism Fund is the generation of income through investment in loans, bonds, and other debt instruments. To achieve the Fund's investment objective, the Fund allocates its assets with a focus on income, seeking asset-backed and cash-flow backed opportunities. These opportunities exist across different asset classes, such as Art Finance, Commercial Real Estate, Legal Finance and other alternative asset classes in which Yieldstreet specializes.

Additional information on the investment strategy of the Fund can be viewed here.

Potential asset classes:

Art	Commercial	Legal
Marine	Private Business Credit	Real Estate

The Fund's top 3 holdings

(as of 6/30/20)

No	Asset class	Value	Yield	% of Fund
1	Art	3,125,000	8.25%	16.47%
2	Real Estate	3,000,000	8.75%	15.81%
3	Legal	2,800,000	14.00%	14.75%
Sum (Top 3 holdings)				**47.03%**
Other Assets				**52.97%**

For illustrative purposes only. Current and future holdings are subject to change and risk.

Figures are based on the Fund's net assets and unaudited values.



Art holding

This loan was originated by Athena Art Finance Corp., an affiliate of Yieldstreet, and is secured by a diversified pool of thirteen blue-chip artworks. The investment has a minimum coupon of 8.25% over a term of three years.



Real Estate holding

This loan was originated by iBorrow. It is secured by a newly-built co-living apartment property in Hollywood, California. The loan has a term of 24 months, and expects to pay interest monthly. The Fund's participation has a coupon of 8.75% per annum (net of servicing fees to iBorrow).



Legal holding

The Yieldstreet Prism Fund has participated in a legal finance fund that invests in both individual and pools of legal finance transactions. The investment has a fixed coupon of 14%, and will be entitled to additional interest if the legal finance fund's net returns, after repayment in full of principal, exceed 14%.

What to expect from your investment



Initial offering

Active March 11, 2020

First distribution

Paid on June 12, 2020

Investment window announced

The Yieldstreet Prism Fund opens for new allocations approximately once per month. The date for the next window will be visible on the investment page.

Prepare your allocation

In order to invest in the Yieldstreet Prism Fund, your investor account setup must be complete. We highly recommend pre-funding your Yieldstreet Wallet to help ensure a timely investment in the Fund.

Investment window opens

When the investment window opens, you submit your desired allocation for the Yieldstreet Prism Fund. Funds are not pulled from your Yieldstreet Wallet at this time but will be reserved for the Fund.

Go-active date

Once investor funds are pulled from the Yieldstreet Wallet, it takes approximately two business days for investments to be made in the Fund and for your investment to officially go active.

Option for limited liquidity

Beginning June 2021, and then on a quarterly basis thereafter, the Fund may offer to repurchase a limited number of shares from investors, subject to approval from the Fund's Board and to certain limitations outlined in the Fund's prospectus. [3]

Fund termination

March 2024 (48 months from initial offering) [2]

What risks and other information should I consider?

As with all investments, there are risks associated with the Yieldstreet Prism Fund. The risks associated with the Fund are outlined in detail in the Fund's prospectus. Prior to investing, we strongly suggest that you carefully review the prospectus in full, including the risk factors section.

Download Prospectus

Documents

Distribution Notice 19(a)1 for June 2020

Investment Strategy

FAQ

Holdings as of June 30, 2020

Holdings as of March 31, 2020

Prospectus

Investments will be accepted here

Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

1 Reflects the initial quarterly distribution declared by the Fund's board of directors on February 6, 2020, which will be payable to stockholders of record as of June 10, 2020 and is based on the initial offering price of $10 per share. The Fund's distribution may exceed its earnings. Therefore, a portion of the Fund's distribution may be a return of the money you originally invested and represent a return of capital to you for tax purposes.

2 The Fund will cease investing and seek to liquidate its remaining portfolio no later than 48 months after the Fund's initial closing. It may take up to twelve months thereafter to fully monetize any remaining illiquid investments in the Fund's portfolio.

3 The Fund intends to offer to repurchase shares from investors at the discretion of the Fund's Board and depending upon the performance of the Fund. The Fund will limit the number of shares to be repurchased in any calendar year to no more than 20% of the weighted average number of shares outstanding in the prior calendar year, or no more than 5% in each quarter. If the number of shares submitted for repurchase by investors exceeds the number of shares the Fund seeks to repurchase, the Fund will repurchase shares from investors on a pro-rata basis, and not on a first-come, first-served basis.

4 The management fee is calculated at an annual rate of 1.00% of the average of the Fund's net assets, excluding cash and cash-equivalents, at the end of the two most recently completed calendar quarters.

5 The Fund's administrator will provide facilities and administrative services necessary for the Fund to operate. The Fund has agreed to reimburse the administrator and its affiliates for the fees, costs and expenses incurred by the administrator and its affiliates in providing such services, up to 0.125% (0.50% annualized) of the Fund's net assets (excluding cash and cash equivalents), as determined as of the end of each calendar quarter. Please refer to the Fund's prospectus for additional information regarding this reimbursement.

6 The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons residing or located in such states. No subscription for the sale of Fund shares will be accepted from any person residing or located in Nebraska or North Dakota.

7 The figure in the table above assumes that the Fund will utilize leverage at a rate equal to 10% of its average net assets at an assumed interest rate of 2.5% per annum.

300 Park Ave, 15th Floor, New York, NY 10022   844-943-5378   investments@yieldstreetprismfund.com